Exhibit 1(f)
THE COMMONWEALTH OF MASSACHUSETTS
MICHAEL JOSEPH CONNOLLY
SECRETARY OF THE COMMONWEALTH
STATE HOUSE - BOSTON, MA
AMENDMENT TO THE DECLARATION OF TRUST
 We, J. Gary Burkhead, Senior Vice President, and Arthur S. Loring,
Secretary of:
Fidelity Advisor Series III
82 Devonshire Street
Boston, Massachusetts  02109
do hereby certify that, in accordance with Article VIII, Section 1 of the Declaration of Trust of Fidelity Advisor Series III, the following Supplement to said Declaration of Trust was duly adopted by a majority vote of the Shareholders at a meeting held on November 17, 1993:
VOTED: That the Declaration of Trust as amended and restated on August 1, 1986, be and it hereby is, amended as follows:
That Article VIII, Section 1 of the Declaration of Trust of this Trust shall be amended to read as follows (Material to be added is underlined, and material to be deleted is [bracketed]:
"Section 1. The Shareholders shall have power to vote (i) for the election of Trustees as provided in Article IV, Section 2, (ii) for the removal of Trustees as provided in Article IV, Section 3(d), (iii) with respect to any investment advisory or management contract as provided in Article VII, Sections 1 and 5, (iv) with respect to the amendment of this Declaration of Trust as provided in Article XII, Section 7, (v) to the same extent as the shareholders of a Massachusetts business corporation, as to whether or not a court action, proceeding or claim should be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders, provided, however, that a Shareholder of a particular Series shall not be entitled to bring any derivative or class action on behalf of any other Series of the Trust, and (vi) with respect to such additional matters relating to the Trust as may be required or authorized by law, by this Declaration of Trust, or the Bylaws of the Trust, if any, or any registration of the Trust with the Securities and Exchange Commission (the "Commission") or any State, as the Trustees may consider desirable. On any matter submitted to a vote of the Shareholders, all shares shall be voted by individual Series, except (i) when required by the 1940 Act, Shares shall be voted in the aggregate and not by individual Series; and (ii) when the Trustees have determined that the matter affects only the interests of one or more Series, then only the Shareholders of such Series shall be entitled to vote thereon. [Each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote, and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees.] Shareholders of each series shall be entitled to one vote for each dollar of net asset value per share of such series, on any matter on which it is entitled to vote and each fractional dollar amount shall be entitled to a proportionate fractional vote. Shares may be voted in person or by proxy. Until Shares are issued the Trustees may exercise all rights of Shareholders and may take any action required or permitted by law, this Declaration of Trust or any Bylaws of Trust to be taken by Shareholders."
The foregoing amendment to the Declaration of Trust will become effective January 29, 1994, so long as this Amendment is filed in accordance with Chapter 182, Section 2, of the General Laws.
IN WITNESS WHEREOF AND UNDER THE PENALTIES OF PERJURY, we have hereunto signed our names this 15th day of December, 1993.



/s/J. Gary Burkhead  /s/Arthur S. Loring
   J. Gary Burkhead     Arthur S. Loring
   Senior Vice President     Secretary